UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: September 4, 2012

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007 to 2011 and the first quarter of 2012 were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the six-month period ended June 30, 2012 is US$(174) thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on June 30, 2012, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of June 30, 2012, are displayed in the following table:

Base Amout	Deal Type	Expiry Date	Trade Date	Spot	Bank Evaluation US$
-300000	Bought Eu.Opt	24/09/2012	14/05/2012	3.83	517
300000	Sold Eu.Opt	24/09/2012	14/05/2012	3.83	-2,641
-400000	Bought Eu.Opt	27/03/2013	14/05/2012	3.83	3,637
400000	Sold Eu.Opt	27/03/2013	14/05/2012	3.83	-8,582
-400000	Bought Eu.Opt	26/02/2013	14/05/2012	3.83	3,178
400000	Sold Eu.Opt	26/02/2013	14/05/2012	3.83	-8,041
-300000	Bought Eu.Opt	29/01/2013	14/05/2012	3.83	2,039
300000	Sold Eu.Opt	29/01/2013	14/05/2012	3.83	-5,562
-400000	Bought Eu.Opt	25/12/2012	14/05/2012	3.83	2,133
400000	Sold Eu.Opt	25/12/2012	14/05/2012	3.83	-6,399

-400000	Bought Eu.Opt	27/11/2012	14/05/2012	3.83	1,701
400000	Sold Eu.Opt	27/11/2012	14/05/2012	3.83	-5,600
-400000	Bought Eu.Opt	29/10/2012	14/05/2012	3.83	1,240
400000	Sold Eu.Opt	29/10/2012	14/05/2012	3.83	-4,715
-400000	Bought Eu.Opt	27/12/2012	02/05/2012	3.785	1,934
400000	Sold Eu.Opt	27/12/2012	02/05/2012	3.785	-7,295
-400000	Bought Eu.Opt	29/11/2012	02/05/2012	3.785	1,399
400000	Sold Eu.Opt	29/11/2012	02/05/2012	3.785	-5,628
-400000	Bought Eu.Opt	27/07/2012	02/05/2012	3.785	8
400000	Sold Eu.Opt	27/07/2012	02/05/2012	3.785	-1,170
-400000	Bought Eu.Opt	29/08/2012	02/05/2012	3.785	132
400000	Sold Eu.Opt	29/08/2012	02/05/2012	3.785	-2,704
-400000	Bought Eu.Opt	29/10/2012	02/05/2012	3.785	796
400000	Sold Eu.Opt	29/10/2012	02/05/2012	3.785	-5,193
-400000	Bought Eu.Opt	29/01/2013	02/05/2012	3.785	2,087
400000	Sold Eu.Opt	29/01/2013	02/05/2012	3.785	-7,999
-200000	Bought Eu.Opt	27/12/2012	06/03/2012	3.811	933
200000	Sold Eu.Opt	27/12/2012	06/03/2012	3.811	-2,952
-300000	Bought Eu.Opt	24/09/2012	06/03/2012	3.811	263
300000	Sold Eu.Opt	24/09/2012	06/03/2012	3.811	-1,715
-200000	Bought Eu.Opt	27/11/2012	06/03/2012	3.811	722
200000	Sold Eu.Opt	27/11/2012	06/03/2012	3.811	-2,602
-200000	Bought Eu.Opt	29/10/2012	06/03/2012	3.811	464
200000	Sold Eu.Opt	29/10/2012	06/03/2012	3.811	-2,000
-500000	Bought Eu.Opt	25/12/2012	28/02/2012	3.791	1,833
500000	Sold Eu.Opt	25/12/2012	28/02/2012	3.791	-7,272

-500000	Bought Eu.Opt	27/11/2012	28/02/2012	3.791	1,396
500000	Sold Eu.Opt	27/11/2012	28/02/2012	3.791	-6,504
-500000	Bought Eu.Opt	29/10/2012	28/02/2012	3.791	944
500000	Sold Eu.Opt	29/10/2012	28/02/2012	3.791	-5,535
-500000	Bought Eu.Opt	27/12/2012	05/01/2012	3.855	2,702
500000	Sold Eu.Opt	27/12/2012	05/01/2012	3.855	-6,731
-500000	Bought Eu.Opt	28/11/2012	05/01/2012	3.855	2,146
500000	Sold Eu.Opt	28/11/2012	05/01/2012	3.855	-5,709
-500000	Bought Eu.Opt	29/10/2012	05/01/2012	3.855	1,550
500000	Sold Eu.Opt	29/10/2012	05/01/2012	3.855	-4,536
500000	Sold Eu.Opt	27/07/2012	23/11/2011	3.76	-4,269
-500000	Bought Eu.Opt	27/07/2012	23/11/2011	3.76	10
500000	Sold Eu.Opt	29/08/2012	23/11/2011	3.76	-6,218
-500000	Bought Eu.Opt	29/08/2012	23/11/2011	3.76	165
-500000	Bought Eu.Opt	24/09/2012	23/11/2011	3.76	439
500000	Sold Eu.Opt	24/09/2012	23/11/2011	3.76	-7,656
400000	Sold Eu.Opt	27/07/2012	06/09/2011	3.65	-13,274
-400000	Bought Eu.Opt	27/07/2012	06/09/2011	3.65	-
400000	Sold Eu.Opt	29/08/2012	06/09/2011	3.65	-14,163
-400000	Bought Eu.Opt	29/08/2012	06/09/2011	3.65	6
400000	Sold Eu.Opt	24/09/2012	06/09/2011	3.65	-14,924
-400000	Bought Eu.Opt	24/09/2012	06/09/2011	3.65	47
300000	Sold Eu.Opt	27/07/2012	30/08/2011	3.57	-15,913
-300000	Bought Eu.Opt	27/07/2012	30/08/2011	3.57	-
300000	Sold Eu.Opt	29/08/2012	30/08/2011	3.57	-16,293
-300000	Bought Eu.Opt	29/08/2012	30/08/2011	3.57	-
200000	Sold Eu.Opt	29/08/2012	06/03/2012	3.811	-806
-200000	Bought Eu.Opt	29/08/2012	06/03/2012	3.811	66
300000	Sold Eu.Opt	27/07/2012	08/08/2011	3.545	-10,244
-300000	Bought Eu.Opt	27/07/2012	08/08/2011	3.545	-
300000	Sold Eu.Opt	27/07/2012	03/08/2011	3.465	-15,989
-300000	Bought Eu.Opt	27/07/2012	03/08/2011	3.465	-